U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

November 30, 2015

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
United States Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Baird Funds, Inc. (the “Company”) Securities Act Registration No: 333-40128 Investment Company Registration No: 811-09997 Baird Small/Mid Cap Value Fund (S000051746)

Dear Ms. Lithotomos:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of October 14, 2015 regarding the Company’s Post-Effective Amendment (“PEA”) No. 63 to its registration statement, filed on behalf of its series, the Baird Small/Mid Cap Value Fund (the “Fund”).  PEA No. 63 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on September 16, 2015 for the purpose of adding the Fund as a new series of the Company.  The Company is filing this PEA No. 68 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Company’s response, your comments are included in bold typeface immediately followed by the Company’s response.

In addition, in connection with this filing, the Company hereby makes the following representations:

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The Company acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure;

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The Company acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

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The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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1.	Staff Comment: Please confirm that the expiration date of April 30, 2017 referenced in footnote 2 to the fee table applies to the term of the Fund’s expense limitation agreement.

Response:  The Company confirms that the Fund’s expense limitation agreement will continue in effect at least through April 30, 2017.  The footnote text has been re-ordered to make this clear.

2.	Staff Comment: Please confirm that the expense examples only reflect the expense limitation agreement for the period prior to its scheduled expiration.

Response:  The Company so confirms.

3.
Staff Comment: If investments in emerging markets securities or their ADRs are part of the Fund’s principal investment strategies, please add disclosure to that effect, as well as separate, appropriate risk disclosure.

Response:  Investments in emerging markets securities or their ADRs are not part of the Fund’s principal investment strategies.

4.
Staff Comment: Please expand the disclosure regarding the Advisor’s selection of companies “believed to have favorable valuation characteristics and opportunities for increased growth.” Please consider incorporating the strategy disclosure in response to Item 9 of Form N-1A in the summary section of the Prospectus.

Response:  The disclosure in the second paragraph, including the accompanying bullet points, under “Principal Investment Strategies” in response to Item 9 of Form N-1A has been incorporated into the summary section.

5.	Staff Comment: Please expand the disclosure regarding a company’s “fundamentals” considered as part of the selling decision.

Response: The reference to a company’s “fundamentals” under the “Principal Investment Strategies” section of the summary and the “Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings” section has been deleted.

6.	Staff Comment: Under the section entitled “Value-Style Investing Risks,” please delete the phrase “better or.”

Response:  The requested change has been made.

7.	Staff Comment: Please consider adding risk disclosure for medium capitalization companies.

Response:  The Company responds by noting that the Prospectus contains risk disclosure for “smaller” companies, which the Company believes effectively describes the principal risks of investing in small capitalization and medium capitalization companies. Because the Company believes that separate risk disclosure for medium capitalization companies would be substantially identical to the existing disclosure, the Company respectfully declines to add a separate risk disclosure for medium capitalization companies.

8.	Staff Comment: Under the section entitled “Financial Sector Risks,” please provide examples of “financial services companies.”

Response:  The above-referenced disclosure has been revised to include “(e.g., banks and insurance companies).”

9.	Staff Comment: If cybersecurity risk is a principal risk of investing in the Fund, please add appropriate disclosure to the Prospectus.

Response:  The Company does not believe that cybersecurity risk is a principal risk of investing in the Fund. The Company notes that disclosure regarding cybersecurity risk is already included in the Fund’s Statement of Additional Information.

10.	Staff Comment: Please revise references to the Fund’s 80% investment policy to refer to “net assets, plus borrowings for investment purposes.”

Response:   Please note that the existing disclosure under “Summary Section – Principal Investment Strategies” states “The Fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in a diversified portfolio of common stocks of companies with small to medium market capitalizations.”  The phrase “plus any borrowings for investment purposes” has been added to the corresponding disclosure under “Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies.”  In addition, please note that page 18 of the SAI provides:  “For purposes of the Fund’s policy to invest a minimum percentage of its assets in investments suggested by the Fund’s name, “assets” is defined as net assets plus borrowings for investment purposes.”

11.	Staff Comment: Please confirm that the information in the third paragraph under “The Advisor” is reflected in the footnotes to the fee table.

Response:  The last sentence of footnote 2 to the fee table has been revised as follows: “The Advisor is entitled to recoup the fees waived and/or expenses reimbursed within a three-year period from the time the expenses were incurred to the extent of the expense limitations described above and in place at the time of the recoupment.”

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If you have any questions regarding the above responses, please contact Michael Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586 or michael.barolsky@usbank.com.

BAIRD FUNDS, INC.

/s/ Andrew D. Ketter
Andrew D. Ketter
Assistant Secretary